                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------


                                 SCHEDULE 13E-4

                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                                 Amendment No. 1

                              SAMSONITE CORPORATION
                                (Name of Issuer)

                              SAMSONITE CORPORATION
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   79604V 10 5
                      (CUSIP Number of Class of Securities)

                            D. MICHAEL CLAYTON, ESQ.
                       Vice President and General Counsel
                              Samsonite Corporation
                             11200 East 45th Avenue
                              Denver, CO 80239-3018
                                 (303) 373-6174
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                   COPIES TO:

                               LOU R. KLING, ESQ.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 735-3000

                                  May 20, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)


                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation*:                                    Amount of Filing Fee:

$480,000,000.00                                                   $96,000.00
--------------------------------------------------------------------------------

* Calculated solely for purposes of determining the filing fee, based upon the purchase of 12,000,000 shares at the tender offer price per share of $40.00.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previous paid: $96,000.00             Filing party: Samsonite Corporation

Form or registration no.: Schedule 13E-4     Date filed: May 20, 1998

     This Amendment No. 1 to the Schedule 13E-4 relates to the offer by Samsonite Corporation, a Delaware corporation (the "Company"), to purchase up to 12,000,000 shares (constituting approximately 59% of the shares presently outstanding) of its Common Stock, $.01 par value per share (the "Common Stock"), and the associated preferred stock purchase rights (the "Rights") (the Common Stock and the Rights, on and after the date of their distribution, are herein referred to as the "Shares"), for a purchase price of $40.00 per Share net to the seller in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 20, 1998, and in the related Letter of Transmittal, copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 13E-4 filed with the Securities and Exchange Commission on May 20, 1998 (the "Schedule 13E-4"). The purpose of this Amendment No.1 is to amend and supplement Item 9 of the Schedule 13E-4 as described below.



ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(9) - Form of Letter to Participants in the Samsonite Employee Savings Trust Plan and related Tender Instruction Form

    (a)(10) - Form of Memorandum of Questions and Answers on Samsonite Employee Savings Trust Tender Rights and Procedures.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                SAMSONITE CORPORATION


                                By:  /s/ Richard H. Wiley
                                    _______________________________
                                     Name:  Richard H. Wiley
                                     Title: Chief Financial Officer

Dated:  June 5, 1998

                                  EXHIBIT INDEX


EXHIBIT                             DESCRIPTION
-------                             -----------

(a)(9) - Form of Letter to Participants in the Samsonite Employee Savings Trust Plan and related Tender Instruction Form

(a)(10) - Form of Memorandum of Questions and Answers on Samsonite Employee Savings Trust Tender Rights and Procedures